Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Diamond Offshore Company	Delaware
Diamond Offshore General Company	Delaware
Diamond Offshore Finance Company	Delaware
Diamond Offshore Services Company	Delaware
Diamond Offshore Enterprises Limited	England
Diamond Offshore Drilling (Overseas) L.L.C.	Delaware
Diamond Offshore Netherlands B.V.	Netherlands
Diamond Hungary Leasing L.L.C.	Hungary
Diamond Offshore (Bermuda) Limited	Bermuda
Diamond Offshore Limited	England
Diamond Offshore Drilling (UK) Ltd	England
Diamond Offshore Drilling (Bermuda) Limited	Bermuda
Diamond Offshore (Brazil) L.L.C.	Delaware
Diamond Offshore International Limited	Cayman
Diamond Offshore Drilling Limited	Cayman
Diamond Offshore Holding, L.L.C.	Delaware
Diamond Foreign Asset Company	Cayman